Hudson La Force Sr. Vice President & Chief Financial Officer T +1 410.531.8730 Hudson.la.force@grace.com W. R. Grace & Co.-Conn. 7500 Grace Drive Columbia, MD 21044

June 10, 2014

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: John Cash, Branch Chief

Ladies and Gentlemen:

Thank you for your letter dated June 4, 2014 regarding the review of the W. R. Grace & Co. (“Grace,” “we” or “our”) Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”) and our Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended March 31, 2014 by the Staff (the “Staff,” or “you”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). We respectfully request an extension of an additional 20 business days (until Thursday, July 17, 2014) to provide our response due to upcoming travel and vacation schedules of our team.

Please contact me at (410) 531-8730 or Mr. William Dockman, Grace’s Vice President Finance and Controller, at (410) 531-4558 if you have any questions or comments with respect to this response letter.

Sincerely,

/s/ Hudson La Force III

Mr. Hudson La Force III
Senior Vice President and Chief Financial Officer

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